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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (FINAL AMENDMENT)

                     TWEETER HOME ENTERTAINMENT GROUP, INC.
                     --------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    901167106
                                    ---------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

CUSIP No. 901167106                                            Page 1 of 2 Pages

         1)  Names of Reporting Persons
             IRS Identification No. Of Above Persons

                  PNC Capital Corp.   51-0336667

         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
               a)  [  ]
               b)  [  ]

         3)  SEC USE ONLY


         4)  Citizenship or Place of Organization    Pennsylvania

         Number of Shares           5)  Sole Voting Power                     *
                                                    *See the response to Item 5.
         Beneficially Owned         6)  Shared Voting Power                   *
                                                    *See the response to Item 5.
         By Each Reporting          7)  Sole Dispositive Power                *
                                                    *See the response to Item 5.
         Person With                8)  Shared Dispositive Power              *
                                                    *See the response to Item 5.
         9)  Aggregate Amount Beneficially Owned by Each Reporting Person     *
                                                    *See the response to Item 5.
         10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                 See Instructions                                       [  ]
         11) Percent of Class Represented by Amount in Row (9)                *
                                                    *See the response to Item 5.
         12) Type of Reporting Person   (See Instructions)                CO


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                                                               Page 2 of 2 Pages

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

The reporting person has ceased to own beneficially more than 5% of the stock of the issuer.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 2000
Date

By:  /s/ David Blair
--------------------
Signature - PNC Capital Corp.
David Blair, Senior Vice President
Name & Title